UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

Commission file number 1-8885

The Newhall Land and Farming Company
Employee Savings Plan

The Newhall Land and Farming Company
(A California Limited Partnership)
23823 Valencia Boulevard
Valencia, CA 91355

REQUIRED INFORMATION

    Statements of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999, Statements of Changes in Net Assets Available for Plan Benefits for each of the years in the two-year period ended December 31, 2000, Notes to Financial Statements, Schedule of Assets Held for Investment Purposes as of December 31, 2000, together with the Report and Consent of Independent Auditors, are attached and filed herewith.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, Newhall Management Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Newhall Land and Farming Company Employee Savings Plan
Newhall Management Corporation, Trustee
June 21, 2001	By:	/s/ DONALD L. KIMBALL Donald L. Kimball Vice President—Finance and Controller

The Newhall Land and
Farming Company
Employee Savings Plan

Financial Statements as of and for the Years
Ended December 31, 2000 and 1999,
Supplemental Schedule as of December 31, 2000,
and Independent Auditors' Report

TABLE OF CONTENTS

Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits—December 31, 2000 and 1999	2
Statements of Changes in Net Assets Available for Benefits—Years Ended December 31, 2000 and 1999	3
Notes to Financial Statements	4-6
SUPPLEMENTAL SCHEDULE	—
Form 5500, Schedule H, Part IV, Schedule of Assets Held for Investment Purposes at End of Year—December 31, 2000	7

INDEPENDENT AUDITORS' REPORT

The Compensation Committee of the
Board of Directors of Newhall Management Corporation:

    We have audited the accompanying statement of net assets available for benefits of The Newhall Land and Farming Company Employee Savings Plan (the "Plan") as of December 31, 2000, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 1999 were audited by other auditors whose report dated May 11, 2000 expressed an unqualified opinion on those statements.

    We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

    Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Los Angeles, California
June 6, 2001

/s/ Deloitte & Touche LLP

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999

	2000	1999
ASSETS:
Cash	$15,846	$6,052
Investments (Notes 2 and 5)	15,137,871	15,598,344

NET ASSETS AVAILABLE FOR BENEFITS	$15,153,717	$15,604,396

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999

	2000	1999
ADDITIONS:
Investment income:
Dividend and interest income	$233,618	$302,691
Net (depreciation) appreciation in fair value of investments (Note 5)	(1,177,962)	1,747,402

Net investment (loss) income	(944,344)	2,050,093

Contributions:
Participant contributions	800,830	768,296
Employer contributions	347,459	344,585

Total contributions	1,148,289	1,112,881

Total additions	203,945	3,162,974

DEDUCTIONS:
Participant withdrawals	(654,624)	(2,177,485)

Total deductions	(654,624)	(2,177,485)

(DECREASE) INCREASE IN NET ASSETS	(450,679)	985,489
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	15,604,396	14,618,907

End of year	$15,153,717	$15,604,396

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2000 AND 1999

1.  DESCRIPTION OF THE PLAN

    The following description of The Newhall Land and Farming Company Employee Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information.

    The Plan is a defined contribution plan under the Internal Revenue Code of 1986 (the "Code") Section 401(k) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan permits eligible employees of The Newhall Land and Farming Company and subsidiaries (the "Company") to contribute up to $10,500 in 2000 and $10,000 in 1999. Employee contributions reduce an employee's currently taxable compensation and, therefore, are not subject to income taxes until the amounts are withdrawn from the Plan. An employee must complete one year of service as defined in the Plan and reach age 19 to become eligible to participate.

    For employee contributions of up to 6 percent of compensation, the Company may contribute an amount ranging from 25 percent to 75 percent of the employee's contribution depending upon the employee's length of service with the Company. Company contributions may be suspended if it is deemed appropriate by the Company's Board of Directors.

    Participants select the investment funds in which their contributions are to be invested from the available funds of the Plan. Company contributions, when made, are invested proportionately in the same funds as the employee contributions. Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of investment earnings or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    Participants are fully vested in the Plan upon enrollment; accordingly, there are no forfeitures resulting from participants' withdrawals.

    Normal distributions are made in full upon (1) retirement, (2) total and permanent disability, (3) death, or (4) termination of employment. Participants showing hardship may withdraw part or all of their contributions and accumulated earnings or losses, limited to earnings and losses incurred prior to January 1, 1990, at the end of a calendar quarter. An employee who withdraws any amount of his or her contributions is not permitted to resume participation for 12 months. Employer contributions and the related accumulated earnings may be withdrawn only upon one of the four above-listed occurrences. Distributions and withdrawals are made in cash.

    The Plan permits loans to Plan participants secured by the borrowing participant's interest in the Plan, on such nondiscriminatory terms and conditions as the Plan's administrative committee shall determine, provided, however, that such loans comply with applicable requirements of ERISA and the Code (including such restrictions as are necessary to prevent loans from being treated as distributions under Section 72(p) of the Code). Prior to October 1, 2000, the loans were treated as earmarked investments of the participants with interest repayments credited proportionately to the investment funds originally liquidated to provide the principal. Effective October 1, 2000, interest repayments are credited proportionately to investment funds based upon current contribution allocations.

    Contributions by employees are voluntary and are determined as a specified percentage of base compensation, overtime, and incentive compensation excluding that portion of compensation imputed for tax purposes as a result of fringe benefits and other similar forms of compensation.

    The Plan permits eligible rollover contributions from other qualified plans.

    In the event of Plan termination, all payments will be made as soon as practicable from the assets of the Plan based on the amount in each participant's individual and employer contribution accounts.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

    Investments—All investment income is allocated to individual participant accounts. The Fixed Income Fund held by CIGNA (in 1999) represented a deposit with an insurance company and was stated at contract value, which represented contributions and income earned, less distributions and expenses charged. The Partnership Unit Fund is invested in partnership units in the Company. Collective investment funds and mutual funds are stated at fair value based on quoted market prices. The Plan shares in the investment gains and losses of the securities underlying the collective trust investments. Purchases and sales of securities are recorded on a trade-date basis.

    Loans to participants are stated at their outstanding balances, which approximate fair value.

    Plan Expenses—Expenses incurred in the administration of the Plan are borne by the Company.

    Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3.  INCOME TAXES

    The Internal Revenue Service ("IRS") has issued a determination letter, dated September 22, 1995, stating that the Plan constituted a qualified plan under Sections 401(a) and 401(k) of the Internal Revenue Code and that it is exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been amended since receiving the latest IRS determination letter. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements and continues to be exempt from federal income taxes.

4.  DISTRIBUTIONS PAYABLE

    Included in net assets available for benefits in the accompanying financial statements as of December 31, 2000 and 1999 are amounts totaling $0 and $287,276, respectively, allocated to accounts of persons who have requested withdrawal of their accounts from the Plan.

5.  INVESTMENTS

    The fair value of individual investments representing five percent or more of the Plan's net assets available for benefits as of December 31, 2000 and 1999 is as follows:

	2000	1999
Wells Fargo Bank S&P 500 Index Fund	$7,766,174
Norwest Bank Stable Value Fund G	3,931,424
Wells Fargo Bank Asset Allocation Fund	1,269,758
Wells Fargo Bank Equity Index Fund		$8,101,122
CIGNA Fixed Income Fund		5,058,131
Wells Fargo Bank Balanced Investment Fund		1,020,962

    During 2000 and 1999, the Plan's investments (depreciated) appreciated in value, which include gains and losses on investments bought and sold (realized) and held (unrealized) during the year as follows:

	2000	1999
Mutual Funds	$(59,143)	$1,683,671
Collective Investment Funds	(1,113,900)
Partnership Unit Fund	(4,919)	10,601
Loan Fund		53,130

	$(1,177,962)	$1,747,402

6.  RELATED-PARTY TRANSACTIONS

    Certain Plan investments are shares of common/collective trust funds managed by Wells Fargo Bank and certain investments are partnership units of The Newhall Land and Farming Company. Wells Fargo Bank is the trustee and The Newhall Land and Farming Company is the Plan sponsor as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

7.  PLAN TERMINATION

    Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

* * * * * *

FORM 5500, SCHEDULE H, PART IV
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2000

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
*	Wells Fargo Bank	S&P 500 Index Fund—Collective Investment Fund	$7,766,174
*	Norwest Bank	Stable Value Fund G—Collective Investment Fund	3,931,424
*	Wells Fargo Bank	Asset Allocation Fund—Collective Investment Fund	1,269,758
	Dreyfus	Intermediate Term Income Fund—Mutual Fund	323,416
*	Wells Fargo Bank	Large Company Growth Fund—Mutual Fund	178,715
*	Wells Fargo Bank	S&P MidCap Index Fund—Collective Investment Fund	104,431
*	Wells Fargo Bank	Small Cap Growth Fund—Mutual Fund	94,429
*	Wells Fargo Bank	International Value Stock Fund—Mutual Fund	80,625
	Franklin	Balance Sheet Investment Fund—Mutual Fund	46,897
*	Wells Fargo Bank	Lifepath 2020A Fund—Mutual Fund	42,191
	American Century Investments	Equity Growth Fund—Mutual Fund	35,177
*	Wells Fargo Bank	Lifepath 2010A Fund—Mutual Fund	25,713
*	Wells Fargo Bank	Lifepath 2030A Fund—Mutual Fund	2,473
*	The Newhall Land and Farming Company	Partnership Unit Fund	491,646
*	Loans to plan participants	Notes secured by vested interest (maturing 2001 to 2005 at interest rates of 6.76% to 8.64%)	744,802

	Total		$15,137,871

*
Party-in-interest

THE NEWHALL LAND AND FARMING COMPANY
INDEX TO EXHIBITS

Exhibit Number	Description
23	Independent Auditors' Consent